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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549


FORM U-9C-3


QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the Calendar Quarter Ended June 30, 2000


Consolidated Natural Gas Company
(Name of registered holding company)


120 Tredegar Street
Richmond, Virginia 23219
(Address of principal executive offices





Table of Contents

												Page
												____

Item 1.  Organization Chart							  2

Item 2.  Issuance and Renewals of Securities
           and Capital Contributions					  3

Item 3.  Associate Transactions						  4

Item 4.  Summary of Aggregate Investment				  5

Item 5.  Other Investments							  6

Item 6.  Financial Statements and Exhibits				  6



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ITEM 1 - ORGANIZATION CHART


    Name of       Energy or    Date of    State of    %of voting   Nature
   Reporting     Gas Related   Organiz-   Incorpor-   Securities     of
    Company        Company      ation       ation        Held     Business
   _________     ___________   ________   _________   __________  ________

Consolidated
Natural Gas
Company ("CNG")(a)

Dominion Field	   Gas Related	 03/23/77   Delaware       100%      (b)
Services, Inc.
("Field
Services")(c)


(a) As a result of a merger (the "Merger") of CNG into a wholly-owned subsidiary of Dominion Resources, Inc. ("DRI") on January 28, 2000, CNG became a directly owned, and Field Services became an indirectly owned, subsidiary of DRI.


(b) Field Services is engaged in activities involving Appalachian natural gas supply, including gathering and the administration of supply contracts.


(c) The name of Field Services was changed from "CNG Field Services Company" to "Dominion Field Services, Inc." on March 20, 2000.




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ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


Company		     Company
Contributing	     Receiving		         Type and Amount of
Capital(d)	     Capital 			    Capital Infusion
____________        _________               __________________

CNG                 Field Services          Assets of Phoenix Dominion
                                            Energy, LLC. ("Phoenix")
                                            valued at $3,594,665(e)



(d) Field Services participates in the CNG System Money Pool ("Money Pool"). During the calendar quarter, Field Services contributed $21,584,000 to, and withdrew $85,050,000 from, the Money Pool. It had a borrowing of $67,784,000 from the Money Pool at June 30, 2000. Additionally, as of June 30, 2000 there remained outstanding $38,920,370 in CNG guarantees of Field Services obligations.


(e) On May 1, 2000 Field Services issued to CNG 355 shares of Field Services common stock, $10,000 par value per share, and received a capital contribution of $44,665 from CNG, with respect to the transfer of the Phoenix assets. The preceeding sale (pursuant to an agreement dated April 24, 2000) to CNG of the stock ownership of Phoenix by subsidiaries of DRI for $3,594,665 occurred pursuant to Rules 43 and 58.



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ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies


Reporting   Associate
Company     Company     Types of   Direct    Indirect   Cost      Total
Rendering   Receiving   Services   Costs     Costs      of        Amount
Service     Service     Rendered   Charged   Charged    Capital   Billed
_________   _________   ________   _______   ________   _______   ______

None(f)



(f) As per Rules 80 and 81, natural gas supply, storage or transportation capacity transactions are not reported hereunder.


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies


Associate   Reporting
Company     Company     Types of   Direct    Indirect   Cost      Total
Rendering   Receiving   Services   Costs     Costs      of        Amount
Services    Service     Rendered   Charged   Charged    Capital   Billed
_________   _________   ________   ________  ________   _______   ________

None (g)




(g) Field Services in 1991 had entered into standard at-cost service agreements with Consolidated Natural Gas Service Company, Inc. As of January 28, 2000, Field Services entered into a similar at-cost service agreement with Dominion Resources Services, Inc., DRI's new
service company.   Information with respect to transactions under such
agreements is not provided in this report, but is provided by Form U-
13-60.



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ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies (in thousands):

	Total consolidated capitalization as
	  of June 30, 2000                         $4,069,164          Line 1

	Total capitalization multiplied by 15%
	   (Line 1 multiplied by 0.15)                610,375          Line 2

	Greater of $50 million or line 2              610,375          Line 3

Total current aggregate investment:
   (categorized by major line of
    energy-related business)                    None           Line 4

Difference between the greater of $50
million or 15% of capitalization and
the total aggregate investment of the
registered holding system
(line 3 less line 4)                          610,375


Investments in gas-related companies
  (in thousands):

	Total current aggregate investment:
	   (categorized by major line of
	    gas-related business)

	   Gas sales and storage services          $   24,658
	                                           ==========











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ITEM 5 - OTHER INVESTMENTS


Major Line of      Other Invest-     Other Invest-     Reason for
Energy-Related     ment in Last      ment in this      Difference in
Business           U-9C-3 Report     U-9C-3 Report     Other Investment
______________     _____________     _____________     ________________

None


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A. Financial Statements

	Balance sheet as of June 30, 2000 and income statements for the three and six months ending June 30, 2000 of Field Services.
	(Filed under confidential treatment pursuant to Rule 104(b))


B. Exhibits

	A copy of a service agreement, dated May 22, 1991, between Field Services (formerly called "CNG Storage Service Company") and Dominion Transmission, Inc. (formerly called "CNG Transmission Corporation") is attached as Exhibit A to the Form U-9C-3 filed for the first quarter of 1999.


	The certificate as to filing with interested state commissions is attached hereto as Exhibit B.














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SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

								CONSOLIDATED NATURAL GAS COMPANY


								By: N. F. Chandler
								    Its Attorney

August 29, 2000



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												Exhibit B



CERTIFICATE



	The undersigned certifies that he is the duly designated and acting attorney of Consolidated Natural Gas Company, a Delaware corporation ("CNG") and that:

	CNG's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended March 31, 1999 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

	The names and addresses of such state utility commissions are:

		Utilities Department
		Public Utility Commission of Ohio
		180 Broad Street
		Columbus, OH 43266-0573

Executive Secretary
		West Virginia Public Service Commission
		201 Brooks Street
		Charleston, WV 25301

		Secretary
		Pennsylvania Public Utility Commission
		North Office Building
		Commonwealth Avenue and North Street
		Harrisburg, PA 17101

		General Counsel
		Virginia State Corporation Commission
		1300 East Main Street
		10th Floor
		Richmond, VA 23219

		Chief Clerk
		North Carolina Utilities Commission
		4325 Mail Service Center
		Raleigh, North Carolina 27699-4325


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	IN WITNESS WHEREOF, I have hereunto set my hand as of the 29th day of
August, 2000.

					N. F. Chandler
					Attorney for
					Consolidated Natural Gas Company